UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-52342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **USA Financial Securities Corporation**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6020 Fulton Street E

(No. and Street)

Ada	**MI**	**49301**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Enders   (888) 407-8198

                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.

(Name – *if individual, state last, first, middle name*)

2301 East Paris Avenue SE	**Grand Rapids**	**MI**	**49546**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Brent Enders _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
USA Financial Securities Corporation _____, as

of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

President
Title



Notary Public

> BRITTANY PRINS
> Notary Public – State of Michigan
> County of Kent
> My Commission Expires Jul 4, 2023
> Acting in the County of __Kent__

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of USA Financial Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of USA Financial Securities Corporation as of December 31, 2019 and 2018, the related statements of income and comprehensive income, changes in shareholders' equity for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of USA Financial Securities Corporation as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of USA Financial Securities Corporation's management. Our responsibility is to express an opinion on USA Financial Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to USA Financial Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of USA Financial Securities Corporation's financial statements. The supplemental information is the responsibility of USA Financial Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Echelbarger, Himebaugh, Tamm & Co., PC

Echelbarger, Himebaugh, Tamm and Co.

We have served as USA Financial Securities Corporation's auditor since 2003.

Grand Rapids, MI

February 27, 2020

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
ASSETS	2019	2018
Cash	$ 1,298,028	$ 1,503,047
Receivables:		
Commissions	2,357,453	2,081,984
Related parties	120,766	102,279
Representatives	27,006	11,791
Other	11,798	10,268
Firm Operating Accounts - Brokerage/Custody	251,486	442,426
Prepaid expenses	495,222	499,378
Office furniture and equipment, at cost, less accumulated		
depreciation of $5,190 and $4,167, respectively	2,149	6,795
Clearing deposit - Pershing	25,000	25,000
CRD accounts	8,412	9,843
Operating Leases	179,880	-
Available-for-sale securities	49,683	52,537
TOTAL ASSETS	$ 4,826,882	$ 4,745,348

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable:		
Representatives	$ 2,171,734	$ 2,334,934
Related party	166,556	166,260
Trade	91,861	70,339
Accrued expenses:		
Leased employees - related party	168,948	223,178
Other	80,773	26,297
Note payable	174,461	157,624
Representative deposits	-	1,000
Operational accounts - Pershing	2,343	-
Operating Leases	179,880	-
Total Liabilities	3,036,556	2,979,632
STOCKHOLDERS' EQUITY:		
Capital stock, no par value; shares authorized 60,000;		
issued and outstanding 12,000	200,000	200,000
Paid-in capital	485,000	485,000
Retained earnings	1,126,812	1,099,348
Accumulated other comprehensive income	(21,486)	(18,632)
Total Stockholders' Equity	1,790,326	1,765,716
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,826,882	$ 4,745,348

See Independent Auditor's Report and notes to the financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

USA Financial Securities Corporation (Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in business in Michigan and multiple other states as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions. The Company is also a Registered Investment Advisor.

CASH AND CASH EQUIVALENTS

The statement of changes in financial condition is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2019 and 2018. Substantially all cash is on deposit with three financial institutions. At various times during the year, the Company's cash in bank balances exceeds the federally insured limits. At December 31, 2019 and 2018, respectively, the Company bank balance totaled $1,625,241 and $1,530,603 of which $923,992 and $815,158 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

AVAILABLE-FOR-SALE-SECURITIES

Available-for-sale securities consisting of publicly and non-publicly traded Real Estate Investment Trusts (REITs) are carried at market value. Realized gains and losses on available-for-sale securities are recognized in the statement of income as they occur. Unrealized holding gains and losses are recognized as a net amount in a separate component of stockholders' equity. Cost of securities sold for the purpose of computing gains or losses is determined by the specific identification method.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in debt and equity securities that are classified as available-for-sale on a recurring basis.

FASB ASC 820-10 defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

AVAILABLE-FOR-SALE-SECURITIES (CONTINUED)

Level 2 – inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability.

OTHER COMPREHENSIVE INCOME

The Company complies with provisions of FASB ASC 220, *Comprehensive Income*, which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, for the period in which they are recognized. Comprehensive income is the total of net income/loss and all other non-owner changes in equity (or other comprehensive income) such as unrealized gains or losses on securities classified as available-for-sale, foreign currency translation adjustments and minimum pension liability adjustments. Accumulated other comprehensive income/loss must be reported on the face of the financial statements. Total other comprehensive loss for the years ended December 31, 2019 and 2018 was $2,854 and $16,033 which consists of unrealized gains/losses on available-for-sale securities.

ACCOUNTS RECEIVABLE

Accounts receivable includes securities fees/commissions and representative fee obligations due under normal trade terms.

Management reviews all representative accounts receivable periodically to determine if any amounts will be uncollectible. Based upon the credit risk of specific representatives, historical trends and other information; amounts that are determined to be potential credit losses are written off when determined uncollectible. Such losses have historically been within management's expectations.

REVENUE RECOGNITION

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADOPTION OF ASC TOPIC 606, REVENUE FROM CONTRACTS WITH CUSTOMERS

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (Topic 606) using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2018, or to revenue for the years ended December 31, 2019 and 2018 respectively, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenues are recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred, and discretion in establishing the price.

SIGNIFICANT JUDGMENTS

Revenue from contracts with customers includes commission income and fees from advisors. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

COMMISSION REVENUE

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The company is the principal for commission revenue, as it is responsible for the execution of the client's purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

basis. The following table presents the total commission revenue disaggregated by investment product category:

	Year ended December 31, 2019	Year ended December 31, 2018
Pershing brokerage	302,432	329,400
Insurance-based	13,696,143	14,075,219
Investment company	2,863,032	2,829,598
Alternative investments	78,730	201,270
Investment advisory	17,114,592	17,051,063
Total commission income	34,054,929	34,486,550

The Company generates three types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date, trailing commission revenue that is recognized over time as earned, and investment advisory commission revenue that is either asset-based or hourly/project fee based and recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue and the asset-based portion of investment advisory commission revenue are generally based on a percentage of the current market value of clients' investment holdings in eligible assets, and is recognized during the period during which services, such as on-going support, are performed. The hourly/project portion of the investment advisory commission revenue is a set dollar amount billed by the hour or as a total project fee and recognized during the period during which services are performed. As trailing commission revenue and asset-based commission revenue are based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents the sales-based, trailing, and investment advisory commission revenues disaggregated by product category:

	Year ended December 31, 2019	Year ended December 31, 2018
Sales-based:		
Pershing brokerage	302,432	329,400
Insurance-based	6,984,246	6,954,048
Investment company	1,219,258	1,197,335
Alternative investments	78,730	201,270
Total sales-based	8,584,666	8,682,053

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	Year ended December 31, 2019	Year ended December 31, 2018
Trailing:		
Investment company	1,643,774	1,632,263
Insurance-based	6,711,897	7,121,171
Total trailing	8,355,672	8,753,434
Investment advisory:		
Asset-based	16,770,729	16,574,590
Hourly/project	343,864	476,474
Total investment advisory	17,114,592	17,051,063
Total commission income	34,054,929	34,486,550

EIA revenue is based upon an agreement with USA Financial Insurance Corporation. See Note 8 for Related Party Transactions.

Other income is related to affiliation fees charged to advisors, marketing reimbursements, and brokerage fees paid by clients.

DISTRIBUTION FEES

The Company may enter into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors, and as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

PREPAID FINRA LICENSING

The Company amortizes the cost of annual Financial Industry Regulatory Authority (FINRA) licensing over the period of benefit which was twelve months for 2019 and 2018.

USA FINANCIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

<u>DECEMBER 31, 2019 AND 2018</u>

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS). Depreciation expense totaled $5,190 and $4,167, respectively for the years ended December 31, 2019 and 2018.

SOFTWARE

Software is being amortized over three years using the straight-line method. All software costs were fully amortized as of December 31, 2019 and 2018.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred. Advertising expense charged to operations totaled $240,510 and $210,765 for the years ended December 31, 2019 and 2018, respectively.

INCOME TAXES

No federal income taxes have been provided because the corporation operates as an S Corporation. Under this provision of the Internal Revenue Code, the shareholders include the Company's earnings (losses) on their individual tax returns. However, the Company is subject to various state taxes.

Income tax positions taken by the Company are recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements.

The Company files income tax returns in U.S. federal and several state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal tax examinations for years before 2016 and state tax examinations for years before 2015.

The Company accrues interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2019 and 2018, the Company accrued interest or penalties relating to unrecognized tax benefits in the amount of $0 for each year.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commission owed.

The Company's policy is to monitor its market exposure and counterparty risk. The Company maintains insurance to mitigate their risk.

RELATED PARTIES

The Company is a wholly-owned subsidiary of USA Financial Corporation. The Company has transactions with USA Financial Corporation and its other subsidiaries: USA Financial Team Corporation, USA Financial Insurance Services Corporation, USA Financial Portformulas Corporation, USA Financial Media Corporation, USA Financial Exchange Corporation, and Advisor Protocol Corporation. In addition, the Company has transactions with another related party, USA Financial Equity, LLC. Please see Note 8 for additional related party information.

3. AVAILABLE-FOR-SALE SECURITIES

Marketable securities have been classified according to management's intent. Available-for-sale securities at December 31, 2019 are summarized as follows:

	Cost	Estimated Market Value	Gross Unrealized Gains (Losses)
InvenTrust Properties Corp.	$ 6,196	$ 4,864	$ (1,332)
Xenia Hotels & Resorts, Inc.	4,554	4,171	(383)
American Finance Trust, Inc.	30,905	17,623	(13,282)
Healthcare Trust, Inc.	29,965	23,026	(6,939)
	$ 71,620	$ 49,683	$ (21,937)

3. AVAILABLE-FOR-SALE SECURITIES (CONTINUED)

Available-for-sale securities at December 31, 2018 are summarized as follows:

	Cost	Estimated Market Value	Gross Unrealized Gains (Losses)
InvenTrust Properties Corp.	$ 6,196	$ 4,864	$ (1,332)
Xenia Hotels & Resorts, Inc.	4,554	3,320	(1,234)
American Finance Trust, Inc.	30,905	17,709	(13,196)
Healthcare Trust, Inc.	29,965	26,644	(3,321)
	$ 71,620	$ 52,237	$ (19,083)

The Company's investments are measured using Level 2 inputs (third party secondary market report commonly used within the Company's industry).

4. DEPOSIT WITH CLEARING BROKER

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $25,000.

5. NOTE PAYABLE

The Company has an unsecured short term note payable to finance its errors and omissions insurance. The note requires monthly payments of $25,382 including interest at 5.50% and matures in August 2020. As of December 31, 2018, the note required monthly payments of $26,836 including interest at 7.34% and had a maturity date of July 2019. There were no covenants related to this note payable as of December 31, 2019 and 2018.

6. INCOME TAXES

The Company files as a Qualified Subchapter S Subsidiary of an S Corporation and records certain state tax expenses separate from its parent. Provision for income taxes consists of the following:

	For years ended December 31,	
	2019	2018
Other states	$ 22,529	$ 23,310

The tax rate applied is based on timing differences for expenses deductible for financial reporting purposes that are deductible for tax purposes on a different basis. The Company's effective income tax rate is lower than what would be expected because it is an S Corporation which does not pay federal corporate income taxes. Because the Company is an S Corporation, the Company is not subject to the Michigan Corporate Income Tax (CIT). The Company remained subject to other state income taxes in 2019.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $853,534 which was $657,290 in excess of the required net capital of $196,244, and the Company's aggregate indebtedness to net capital ratio was 3.45 to 1. At December 31, 2018, the Company had net capital of $806,778 which was $608,136 in excess of the required net capital of $198,642, and the Company's aggregate indebtedness to net capital ratio was 3.69 to 1.

8. RELATED PARTY TRANSACTIONS

The Company reimburses USA Financial Insurance Services Corporation on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable is $6,140 and $46,900 at December 31, 2019 and 2018, respectively. Total expenses reimbursed for the year ended December 31, 2019 and 2018 were $458,854 and $502,201, respectively.

Additionally, the Company has a revenue sharing agreement with USA Financial Insurance Services Corporation. The revenue sharing agreement generated $547,417 and $617,408 of the Company's revenues for the years ended December 31, 2019 and 2018, respectively. The unpaid portion of this income included in accounts receivable is $41,434 and $49,141 at December 31, 2019 and 2018, respectively.

The Company reimburses USA Financial Corporation (Parent Company) on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable at year end is $601 and $1,683 for the year ended December 31, 2019 and 2018, respectively. Total expenses reimbursed for the year ended December 31, 2019 and 2018 was $171,233 and $141,807, respectively. In addition to reimbursed expenses, the Company paid Parent Company $198,000 and $198,000 in management fees for the years ended December 31, 2019 and 2018, respectively.

The Company engages in business with USA Financial Portformulas Corporation. The revenue generated from this business totaled $2,686,750 and $3,814,455 for the years ended December 31, 2019 and 2018, respectively. The unpaid portion of this income included in accounts receivables - commissions at year end is $192,512 and $258,749 at December 31, 2019 and 2018, respectively. Total fees expensed by the Company to USA Financial Portformulas Corporation for account management was $332,927 and $563,863 for the years ended December 31, 2019 and 2018, respectively. The unpaid portion of these expenses included in accounts payable at December 31, 2019 and 2018 is $67,609 and $35,336, respectively.

8. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company engages in business with USA Financial Exchange Corporation. The revenue generated from this business totaled $4,559,228 and $4,016,426 for the years ended December 31, 2019 and 2018, respectively. The unpaid portion of this income included in accounts receivables - commissions at year end is $470,719 and $299,074 at December 31, 2019 and 2018, respectively.

The Company receives advertising and marketing support services from USA Financial Media Corporation. A total of $36,000 and $36,000 was charged to expense under this agreement for the years ended December 31, 2019 and 2018, respectively. Additionally, the Company reimburses USA Financial Media Corporation on a monthly basis for costs paid on the Company's behalf. Total expenses reimbursed for the years ended December 31, 2019 and 2018 were $446,355 and $582,169 respectively. The unpaid portion of the support services and/or these expenses included in accounts payable is $17,695 and $37,474 at December 31, 2019 and 2018, respectively. Additionally, the Company receives reimbursement from USA Financial Media Corporation for certain representative fees and technology costs incurred by the Company. Total expense reimbursement totaled $429,343 and $429,538 for years ended December 31, 2019 and 2018, respectively. The total expense reimbursement in Accounts Receivable is $75,279 and $53,138 at December 31, 2019 and 2018, respectively.

The Company rents office space on a month-to-month basis from USA Financial Equity, LLC. A total of $170,800 and $185,900 was charged to expense under this agreement during the years ended December 31, 2019 and 2018, respectively.

The Company leases the majority of its employees from USA Financial Team Corporation. The payments made to this Company are for payroll related expenses, management fees, and a 401k plan for all eligible employees. Total payments made to this related party for the year ended December 31, 2019 and 2018 were $2,394,626 and $2,564,925, respectively. Accrued leased employee expense totaled $168,694 and $223,178 at December 31, 2019 and 2018, respectively. The unpaid portion of this other leased employee expenses included in accounts payable is $844 and $5,468 at December 31, 2019 and 2018, respectively.

Advisor Protocol Corporation provides business consulting services on the Company's behalf. For the years ended December 31, 2019 and 2018, total expenses reimbursed were $2,057 and $0. None of these expenses were included in accounts payable at December 31, 2019 and 2018.

Several representatives of the Company are either owners of the Company or employees of USA Financial Team Corporation. These related representatives generated $50,458 and $48,303 in revenue during the years ended December 31, 2019 and 2018, respectively. Of this revenue, the amount uncollected and included in commissions receivable totaled $2,437 and $2,684 at December 31, 2019 and 2018, respectively. A portion of the revenue generated was paid to these representatives and expensed as commission expense.

8. RELATED PARTY TRANSACTIONS (CONTINUED)

Commission expense paid to related parties is summarized as follows:

	For years ended December 31,	
	2019	2018
Related representative commission expense	$ 44,419	$ 41,077

Of the total charged to commission expense, there was $1,950 and $2,148 due to these representatives at December 31, 2019 and 2018, respectively.

9. OPERATING LEASES

The Company rents various online applications under one-year operating leases and other operating leases expiring at various dates. Most of the leases contain automatic renewal options of one-year periods unless notice of cancellation is provided by the Company. Various leases contain automatic renewals for three-year periods unless cancellation notice is received at least ninety days before expiration. Some of the leases have a minimum payment and/or are contingent on users and other variables. Total rental expense was $382,970 and $518,671 for the years ended December 31, 2019 and 2018, respectively.

On January 1, 2019, the Company adopted ASC Topic 842, Leases (Topic 842) using the modified retrospective method applied to leases with terms exceeding 12 months.

The following schedule details future minimum lease payments as of December 31, 2019 for operating leases with initial or remaining lease terms in excess of one year.

For the year ending December 31:

2020	$ 107,175
2021	71,358
2022	26,702
	$ 205,236

10. MAJOR PRODUCTS

For the year ended December 31, 2019 and 2018, the Company's revenues were substantially from two product types which accounted for approximately 77% and 76% of revenues, respectively.

11. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2020, the date the financial statements were available to be issued.

12. CONTINGENCIES

The Company is involved in litigation arising in the ordinary course of business. There are two outstanding claims for which the company is potentially liable. The matters are in their early stages of investigation and document discovery and therefore the amount of liability, if any, from the claims cannot be determined with certainty. Due to the uncertainty, management does not express an opinion as to the likely outcome of the matters which is neither probable or remote.

In addition, the Company is also involved in routine regulatory examinations. There is one outstanding regulatory examination as of the date of these financial statements. The examination is in its early stages, the Company has responded to inquiries and document requests however there has been no further communications from regulatory agencies and therefore the amount of liability, if any, from the examination cannot be determined with certainty. Due to the uncertainty, management does not express an opinion as to the likely outcome of this matter which is neither probable or remote.